2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

July 30, 2009

Via EDGAR Transmission

James O’Connor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

               Re: Delaware Group Foundation Funds
File Nos. 333-38801 and 811-08457

Dear Mr. O’Connor:

     On behalf of Delaware Group Foundation Funds (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 28 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A, which was filed on June 1, 2009 for the purpose of creating a new series of the Trust, which will be known as Delaware Foundation Equity Fund (the “Fund”). Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1. Comment: Confirm that the Registrant’s series are no longer funds of funds that invest in affiliated Delaware Investments® Funds.

   Response: The Registrant confirms that its series no longer operate as funds of funds.

2. Comment: Under “The securities in which the Fund typically invests – How the Fund uses them” section of the prospectuses, clarify that the Fund will only invest in other investment companies to the extent permitted under the Investment Company Act of 1940.

    Response: The requested change will be made.

3. Comment: Add disclosure stating the percentage limits on investments in derivatives.

     Response: The Registrant respectfully declines to accept this comment because it currently includes stated percentage limits on the derivative instruments in which the Fund will typically invest, e.g., investments as futures and options and equity linked securities. Moreover, the Fund will only be investing in derivatives for hedging purposes, not as part of a larger investment strategy.

James O’Connor July 30, 2009 Page 2 of 2

4. Comment: Include disclosure explaining the risks of high portfolio turnover.

     Response: The last sentence in the “Portfolio turnover” section under “The securities in which the Fund typically invests” will be revised as follows:

 “To the extent that the Fund has high portfolio turnover rates, the Fund will experience increased transaction costs that may result in higher Fund expenses, could reduce investment returns, and may    generate taxes for shareholders at higher, short-term rates.”

5. Comment: Confirm that the Delaware Investments Pricing Committee periodically reviews and evaluates the accuracy of third-party pricing vendors’ pricing methodologies.

     Response: Delaware Investments’ Pricing Committee does periodically undertake such an evaluation.

6. Comment: Confirm that the disclosure addressing omnibus accounts under the “Transaction monitoring procedures” in the “Frequent trading of Fund shares” section of the Fund’s prospectuses is consistent with Rule 22c-2(a)(2) under the Investment Company Act of 1940.

     Response: The Registrant believes that its transaction monitoring procedures disclosure is consistent with the requirements of Rule 22c-2(a)(2) because, although the Registrant cannot guarantee that the financial intermediaries will follow the Registrant’s transaction monitoring procedures with respect to the trading activity in the intermediaries’ omnibus accounts, these intermediaries have adopted their own frequent trading policies and have agreed to provide information about the frequent trading activity of underlying beneficial holders to the extent it relates to the Fund’s shares.

7. Comment: If the Fund’s adviser and distributor have agreed to waive fees and/or reimburse expenses, confirm that they may not make a claim to recover any waived fees or reimbursed expenses in the future.

     Response: Because the Fund’s adviser has agreed to voluntarily waive fees and/or reimburse expenses, there is no contractual agreement to prevent the adviser from making a claim to recover waived fees in the future. To the extent that the Fund’s distributor has agreed to contractually waive fees, which is anticipated, the agreement will contain a provision in which the distributor acknowledges that it “shall not be entitled to collect on, or make a claim for, waived fees at any time in the future.”

* * *

     Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik Jonathan M. Kopcsik

cc: Cori Daggett Delaware Investments Bruce G. Leto